Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,
	2003	2004	2005	2006	2007
Earnings
Pre-tax income *	$22,690	$34,876	$52,430	$74,910	$55,552
Fixed charges	5,048	7,328	14,351	19,783	19,766

Total earnings	$27,738	$42,204	$66,781	$94,693	$75,318

Fixed Charges
Interest expense **	$4,986	$7,267	$14,053	$19,151	$18,896
Rental interest factor	62	61	298	632	870

Total fixed charges	$5,048	$7,328	$14,351	$19,783	$19,766

Ratio of earnings to fixed charges	5.5x	5.8x	4.7x	4.8x	3.8x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.